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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

TLC Vision Corporation
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(Name of Issuer)

Common Stock
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(Title of Class of Securities)

872549100
----------------------------------------
(CUSIP Number)

Glenn J. Krevlin
Glenhill Advisors, LLC
598 Madison Avenue
12th Floor
New York, New York 10022
Tel. (646) 432-0600

With a copy to:
Stephen P. Wink, Esq.
Cahill/Wink LLP
5 Penn Plaza
23rd Floor
New York, NY 10001
(646) 378-2105
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 18, 2007
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 pages

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CUSIP No. 872549100
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Advisors, LLC
13-4153005
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2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
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3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
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5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
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6 Citizen or Place of Organization

Delaware
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Number of 7 Sole Voting Power 6,778,486
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Shares

Beneficially 8 Shared Voting Power 0
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 6,778,486
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
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11 Aggregate Amount Beneficially Owned by Each Reporting Person

6,778,486
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12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

9.8%
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14 Type of Reporting Person (See Instructions)

HC
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Page 2 of  7 pages

------------------------------------------------
CUSIP No. 872549100
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenn J. Krevlin
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizen or Place of Organization

United States
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Number of 7 Sole Voting Power 6,778,486
--------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 0
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 6,778,486
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 0
------------------------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

6,778,486
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

9.8%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IN, HC
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Page 3 of  7 pages

------------------------------------------------
CUSIP No. 872549100
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Capital Management, LLC
13-4146739
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizen or Place of Organization

Delaware
------------------------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
--------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 6,778,486
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 6,778,486
------------------------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

6,778,486
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

9.8%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

IA, HC
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Page 4 of  7 pages

------------------------------------------------
CUSIP No. 872549100
------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
1 Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)

Glenhill Capital LP
13-4149785
------------------------------------------------------------------------------------------------------------------------------
2 Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [X]
------------------------------------------------------------------------------------------------------------------------------
3 SEC Use Only
------------------------------------------------------------------------------------------------------------------------------
4 Source of Funds (See Instructions)
WC
------------------------------------------------------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------
6 Citizen or Place of Organization

Delaware
------------------------------------------------------------------------------------------------------------------------------
Number of 7 Sole Voting Power 0
--------------------------------------------------------------------------------------------------------------
Shares

Beneficially 8 Shared Voting Power 3,867,273
--------------------------------------------------------------------------------------------------------------
Owned by

Each 9 Sole Dispositive Power 0
--------------------------------------------------------------------------------------------------------------
Reporting

Person With: 10 Shared Dispositive Power 3,867,273
------------------------------------------------------------------------------------------------------------------------------

11 Aggregate Amount Beneficially Owned by Each Reporting Person

3,867,273
------------------------------------------------------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------
13 Percent of Class Represented by Amount in Row (11)

5.6%
------------------------------------------------------------------------------------------------------------------------------
14 Type of Reporting Person (See Instructions)

PN
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Page 5 of  7 pages

    This Amendment No. 2 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Glenhill Advisors, LLC, a Delaware limited liability company (“Glenhill Advisors”), Glenn J. Krevlin, a citizen of the United States (“Krevlin”), Glenhill Capital Management, LLC, a Delaware limited liability company (“Glenhill Management”), and Glenhill Capital LP, a Delaware limited partnership (“Glenhill Capital” and, collectively with Glenhill Advisors, Krevlin and Glenhill Management, the “Reporting Persons”), initially filed jointly by the Reporting Persons with the Securities and Exchange Commission on March 16, 2007, as amended by Amendment No. 1 filed on April 4, 2007 (as hereby amended, the “Schedule 13D”), with respect to the Common Stock, without par value (the “Common Stock”), of TLC Vision Corporation, a corporation organized under the laws of New Brunswick, Canada (the “Issuer”).  All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.      Source and Amount of Funds or Other Consideration.

        Item 3 of the Schedule 13D is supplemented as follows:

                           On June 18, 2007 and June 19, 2007, certain of the Reporting Persons sold shares of Common Stock in open market sales as set forth below in this Item 3.  The total consideration received from such sales, net of any commissions and related fees, is $16,513,800.

	Trade
Fund	Date	Activity	Quantity	Price
Glenhill Capital, LP	6/18/2007	SELL	31,900	5.8678
Glenhill Capital Overseas Master Fund L.P.	6/18/2007	SELL	17,700	5.8678
Glenhill Capital LP	6/18/2007	SELL	7,500	5.8556
Glenhill Capital Overseas Master Fund L.P.	6/18/2007	SELL	4,100	5.8556
Glenhill Capital LP	6/18/2007	SELL	728,005	5.8505
Glenhill Capital Overseas Master Fund L.P.	6/18/2007	SELL	405,000	5.8505
Glenhill Capital LP	6/19/2007	SELL	56,670	5.8316
Glenhill Capital Overseas Master Fund L.P.	6/19/2007	SELL	31,599	5.8316
Glenhill Capital LP	6/19/2007	SELL	1,500	5.8441
Glenhill Capital Overseas Master Fund L.P.	6/19/2007	SELL	800	5.8441
Glenhill Capital LP	6/19/2007	SELL	24,600	5.8416
Glenhill Capital Overseas Master Fund L.P.	6/19/2007	SELL	13,700	5.8416
Glenhill Capital LP	6/19/2007	SELL	970,940	5.8281
Glenhill Capital Overseas Master Fund L.P.	6/19/2007	SELL	541,600	5.8281

Item 4.     Purpose of Transaction.

        Item 4 of the Schedule 13D is hereby supplemented as follows:

        The Reporting Persons have made the investment decision to become passive investors in the Issuer.  The Reporting Persons intend to file a Schedule 13G on the date hereof to indicate their transition to passive investor status.  In addition, the Reporting Persons have decreased their beneficial ownership through open market sales as described in Item 3 to this Amendment No. 2.

Item 5.                Interest in Securities of the Issuer.

(a)  As of the close of business on June 19, 2007, Glenn J. Krevlin, Glenhill Advisors, LLC, and Glenhill Capital Management, LLC were the beneficial owners of 6,778,486 shares of Common Stock, which constitute in the aggregate 9.8% of the outstanding shares of Common Stock of the Issuer based on 69,237,453 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending March 31, 2007 filed by the Issuer.

As of the close of business on June 19, 2007, Glenhill Capital LP was the beneficial owner of 3,867,273 shares of Common Stock, which constitute in the aggregate 5.6% of the outstanding shares of Common Stock of the Issuer based on 69,237,453 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending March 31, 2007 filed by the Issuer.

As of the close of business on June 19, 2007, Glenhill Capital Overseas Master Fund, LP and Glenhill Concentrated Long Master Fund, LLC were the beneficial owners of 2,161,213 and 750,000 shares of Common Stock, respectively, which, individually, constitute less than 5% of the outstanding shares of Common Stock of the Issuer based on 69,237,453 shares of Common Stock outstanding pursuant to the Form 10-Q for the quarterly period ending March 31, 2007 filed by the Issuer.

(b)  Each of Glenn J. Krevlin and Glenhill Advisors, LLC has the sole power to vote, direct the voting of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.

Each of Glenhill Capital Management, LLC and Glenhill Capital LP has shared power to vote, direct the vote of, dispose of and direct the disposition of the Common Stock owned by it as described in Item 5(a) above.  Such power is shared with Glenhill Advisors, LLC and Glenn J. Krevlin.

(c)  There were no transactions in the Common Stock by the Reporting Persons effected in the last 60 days, except as described in Item 3 above.

(d)  The Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.

(e)  Not applicable.

Page 6 of  7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: June 21, 2007
GLENHILL ADVISORS, LLC

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin

GLENHILL CAPITAL MANAGEMENT, LLC

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL LP

By: GLENHILL CAPITAL MANAGEMENT, LLC
General Partner

By: GLENHILL ADVISORS, LLC
Managing Member

By: /s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin
Title: Managing Member

Page 7 of  7 pages